Ur-Energy Issues an Updated Preliminary Economic Assessment for Lost Creek

LITTLETON, Colo., Dec. 31, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has confirmed the increase in resources at Lost Creek announced November 18, 2013, and has issued an updated Preliminary Economic Assessment ("PEA") for the Lost Creek Property (the "Property") which supersedes the April 30, 2012 National Instrument 43-101 Preliminary Economic Assessment titled "Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming."

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The PEA was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") by independent Qualified Persons, TREC, Inc., to provide an updated mineral resource estimate for the Lost Creek Property prompted by recent development drilling. This revised assessment confirms the following increase in mineral resources for the Property as previously announced by the Company on November 18, 2013:

  Measured resources increased by 16% from 4.20 to 4.85 million pounds U3O8;
  Indicated resources decreased by 8% from 4.15 to 3.80 million pounds U3O8 due to re-categorizing of  resources within Mine Unit 1 and the planned second mine unit; and
  Inferred resources increased by 65% from 2.87 to 4.74 million pounds U3O8

Incorporating the new data gained from developing the Mine Unit 1 resources with close-spaced pattern wells resulted in a Measured Resource increase of approximately 672,000 pounds (40%) within the mine unit compared to the pre-development estimation. The PEA confirms that the latest close-spaced drilling revealed that the uranium mineralization is thicker, of higher grade and more extensive than previously estimated. The average grade recognized in Mine Unit 1 increased from approximately 0.055% to 0.066% eU3O8. An independent NI 43-101 PEA was required because the total mineral resource for the Property has now increased by more than 100% since the last independent review was issued March 16, 2011 (TREC, Inc., 2011).

In addition to the update of mineral resources, the new PEA demonstrates that the Property is potentially viable. The economic assessment was updated to include actual capital expenditures at the Property through August 31, 2013. Construction of the plant and wellfields began in October 2012. Plant construction was completed in the third quarter of 2013. Wellfield drilling and construction activities have been completed to various levels with the majority of the work occurring in Mine Unit 1. The Lost Creek plant and Mine Unit 1 facilities were placed into production in August 2013.

The economic analysis estimates the Project will generate net cash flow over its life, before income tax, of US$319.7 million. It is estimated that the Project has a calculated Internal Rate of Return (IRR) of 74.5% and a Net Present Value (NPV) of US$198.3 million applying an eight percent discount rate. The estimated operational cost for the project is US$11.54 per pound of uranium produced, while the total cost of uranium production including severance taxes and operational and capital spending is estimated at US$29.13 per pound.

Steve Hatten, Vice President of Operations of the Company commented, "This PEA demonstrates the continued potential for expansion of the resource base within the Lost Creek Property. In addition, the updated economic estimate supports our position as a producer in the lowest quartile of operating costs worldwide. We very much look forward to ramping up our production to its full capacity over the upcoming months."

The current resources at the Property are as follows:

LOST CREEK PROPERTY RESOURCE SUMMARY

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.058	3,117	3,590	0.052	2,350	2,444	0.057	1,836	2,085
LC EAST	0.054	1,175	1,260	0.040	1,690	1,361	0.046	1,666	1,533
LC NORTH	-----	-----	-----	-----	-----	-----	0.049	489	482
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710	603
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17	37
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.057	4,292	4,850	0.048	4,039	3,805	0.051	4,718	4,740

		MEASURED + INDICATED =			8,332	8,655

Notes:

  Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
  Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
  Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be a viable cut-off value.  This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.
  Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).
  Resources are reported through August 31, 2013.

Cautionary Statement:

This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

THE LOST CREEK PROPERTY

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The full report titled "Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, December 30, 2013" is available on the Company's profile on SEDAR (www.sedar.com) and on EDGAR (http://www.sec.gov/edgar.shtml). The PEA is also available on the Company's website at www.ur-energy.com. This technical report supersedes the April 30, 2012 "Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming".

Mr. Douglass Graves, P.E., of TREC, Inc., a Qualified Person pursuant to the requirements of NI 43-101, has reviewed and approved the technical disclosure contained in this news release. Mr. Steve Cutler, C.P.G., of Roughstock Mining Services, a Qualified Person pursuant to the requirements of NI 43-101, has reviewed and approved the technical disclosure contained in this news release. Messrs. Graves and Cutler are the authors of the "Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, December 30, 2013." Mr. Cutler has verified the sampling, analytical and test data underlying the mineral resource estimate disclosed in this news release and in the PEA.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note to U.S. Investors Concerning Resource Estimates

This press release uses the terms "measured mineral resource," "indicated mineral resource" and "inferred mineral resource." The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the technical and economic viability of the Lost Creek Property; further development of the resources to be a part of production at Lost Creek; the potential to develop additional resources at the Lost Creek Property; timing and ability to ramp up to full production capacity at Lost Creek; and the amenability of certain of the resources to in situ recovery methods) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.